Exhibit 99.3

AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovery, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo and Germany.

The Company currently holds eight exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has five active option and joint ventures, four in Portugal and one in Kosovo, including:

*

The Alvalade, Marateca and Mertola properties with an international mining company on the Iberian Pyrite Belt in southern Portugal.

*

The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

*

Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

This MD&A is dated May 25, 2018 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended March 31, 2018 and the Company’s audited consolidated financial statements for the year ended December 31, 2017 and the related notes thereto

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

Avrupa Minerals Ltd.                                                                 Page 1 of 1

Management’s Discussion & Analysis

MAJOR QUARTERLY OPERATING MILESTONES

Alvito Project (Portugal):

On January 22, 2018, the Company updated that ground magnetics and gravity geophysical surveys, geological mapping, rock chip sampling, and drill targeting were completed.  Successful targeting suggests that there may be reason to increase the proposed amount of drilling to 2,000-2,500 meters.

The following map and table summarize the targeting process at Alvito.  Most exploration at Alvito has concentrated on the southern half of the license where numerous copper prospects along two sub-parallel, 10-km long, NNW-trending structures highlight the potential for copper-gold mineralization.  However, latest work in the north after completion of the geophysics also suggests that there is potential for copper mineralization in a number of areas there, as well.

Target Name	Target Type	Target Name	Target Type
Entre Matinhas Central	Magnetite breccia	Monte da Agua	Quartz vein/fault
Entre Matinhas North	Magnetite breccia	Monte do Outeiro (North)	Dikes and fault
Manisela South	Fault (gossan)	Monte do Outeiro (South)	Fault and gossan
Cova Das Minas	Quartz vein and fault zone	Albardeiros	Fault and dikes
Manisela North	Fault, quartz vein and gossan	Pego do Coito	Fault and dikes
Entre Matinhas South	Fault	Poço Malhada	Mafic dykes and contacts
Ribeira	Dikes and faults	Machoqueira	Contact
Manisela East	Fault, breccia and gossan	Poço dos Eucaliptos	Contact and fault
Defesa Grande	Contact and faults	Area 1440	Faults?
Mata	Contact and fault intersection; magnetite breccia and quartz vein	Vale da Rata	Contacts?
Entre As Matas (North)	Fault	Entre Matinhas East	visit necessary
Vale Nogueira	Quartz vein and fault	Entre as Matas South	visit necessary
Entre As Matas (South)	Fault	Defesa Grande East	visit necessary
Nogueira	Fault and quartz vein

Table 1.  List of Alvito targets presently under consideration.  Highest priority areas to date, based on results from geochem, geophysics, and geologic mapping, are shaded for emphasis.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Alvito JV Targets
Legend
Status
Complete
Incomplete
Planned
Alvito-extension-license
0 1 2 3 4 Kilometers

Map of the Alvito license with location of targets.

Recent rock chip sampling and mapping suggest new targets in several areas, particularly around the Mata and Monte do Outeiro targets where geochemical anomalies in gold, copper, bismuth, molybdenum, tungsten, lead, and zinc suggest the presence of a previously unsuspected, potentially mineralized, buried felsic intrusion.  Gold and copper anomalism associated with magnetite breccias and gossans at the Entre Matinhas, Entre as Matas, and Manisela target areas are also high on the targeting list for the coming drill campaign.  A number of copper-bearing quartz vein occurrences in the Nogueira and Vale Nogueira areas suggest further target possibilities in larger, less-explored parts of the Alvito license.  Following is a table of recent rock-chip sampling results for gold and copper from a work order of 50 rock and QA/QC control samples.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Sample Site	Au ppm	Cu ppm	Description
Monte do Outeiro	1.475	13950	Gossan
Monte do Outeiro	0.58	4080	gossan, qtz vnlt
Monte do Outeiro	13.1	5820	gossan, qtz vnlts
Monte do Outeiro	0.237	6960	gossan
Monte do Outeiro	0.27	2910	gossan
Monte do Outeiro	0.009	3140	alt mafics, fracs
Pego do Coito	0.025	5320	gossan in mafics
Mata	0.888	823	silicified rx
Mata	0.017	1445	silicified breccia
Mata	0.05	11150	qtz vn w/mal
Mata	0.33	29500	silicified breccia
Mata	4.53	7900	gossanous volc rx
Cova das Minas	-0.005	1240	silicified syenite bx
Monte da Água	0.046	1270	gossan boulders
Monte da Água	0.035	1890	qtz vn w/mal, cpy
Monte da Água	0.008	1740	qtz vn w/mal, cpy
Vale Nogueira	0.077	26400	qtz vn w/mal
Vale Nogueira	0.067	23500	qtz vn w/mal
Nogueira	0.028	20200	qtz vn w/mal
Nogueira	0.072	26100	qtz vn w/mal
Manisela	-0.005	6750	qtz vn w/mal, cpy
Manisela	0.51	11100	gossan
Manisela	0.338	5080	Gossan

Table 2.  Partial list of recent results for rock chip sampling around the Alvito license.  Gold and copper results clearly upgrade these target areas.  Further ground work will continue as part of the drill targeting process.  Note consistent detectable gold values (up to 13.1 ppm) and high copper values (up to 2.95%) at Mata and Monte do Outeiro.  Samples were prepared by ALS Minerals in their Seville, Spain facility and analyzed by ALS Minerals in their Loughrea, Ireland analytical laboratory to industry standards, including use of standard QA/QC protocols.

On May 3, 2018, the Company announced that that the proposed drill project has been increased to 15 holes and approximately 2,100 meters at seven separate target areas.  Targeting has been based on positive results from ground magnetics and gravity surveys along with coincident copper and gold geochemical anomalism.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Target Name	Target Characteristics – Magnetite IOCG	Drill holes planned	Planned hole lengths
Entre Matinhas	Magnetite breccia, boundary fault	5	100-150 m
Manisela	Fault (gossan)	1	200 m
Entre As Matas	Fault, fracture zone	2	150-175 m
Mata	Contact and fault intersection; magnetite breccia and quartz vein	1	100 m
Monte do Outeiro	Dikes and fault, gossan	2	150-175 m
Cova Das Minas	Quartz vein and fault zone	3	100-150 m
Ribeira	Dikes and faults	1	150 m

Table 1.  List of target areas for the Alvito Magnetite IOCG Project, initial phase drilling program.

Drilling has started in the Entre Matinhas target area, and will continue in the Manisela, Mata, Outeiro, Entre as Matas, Cova das Minas, Ribeira, and Vale Nogueira areas.  Holes will range in depth from 100 to 200 meters.  The program is expected to continue for 1 ½ to 2 months, with results anticipated by the end of Q2 2018.

AVRUPA MINERALS
570000
580000
4260000
4250000
4240000
N
Cova das Minas
Monte Novo da Ribeira
Text
Manisela
Entre as Matas
Entre Matinhas
Mata
Outeiro
Targets 2018
Drill Target Areas
Groundwork completed
Groundwork incomplete
Work Planned
0 1 2 3 4 5
Kilometers

Figure 1.  Map of the Alvito license with drilling target areas noted in red.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Alvalade, Marateca and Mertola Projects (Portugal):

On March 5, 2018, the Company announced that it had signed a non-binding Letter of Intent (“LOI”) with a subsidiary of an international mining company (the “Funding Partner”) where the Funding Partner will provide a first stage earn-in amount of €13 million (approximately $20.3 million) for exploration programs over the next three years to acquire a 51% interest in the projects.  The parties are currently finalizing a definitive agreement for each of the licenses.

The LOI includes the following earn-in terms:

•

Alvalade

o

For 51% of the license, spend €10 million over the next 3 years (including 30,000 meters of drilling);

o

For an additional 24%, for a total of 75%, produce a feasibility study on any one particular project within the license area by the end of the pre-exploitation license period, or by the end of 2023, whichever is earliest.

•

Marateca

o

For 51% of the license, spend €2 million over the next 2 years, including 10,000 meters of drilling;

o

For an additional 9%, for a total of 60%, spend €4 million over the following 2 years, including a minimum of 10,000 meters of drilling;

o

For a further 10%, for a total of 70%, produce a pre-feasibility study on any one particular project within the license area by the end of 2023.

•

Mertola

o

For 51% of the license, spend €1 million by the end of the exploration license period in 2019, including at least 2,000 meters of drilling;

o

For an additional 9%, for a total of 60%, spend €2 million within two years of the start of the pre-exploitation license, including a minimum of 6,000 meters of drilling;

o

For a further 10%, for a total of 70%, produce a pre-feasibility study, within three years of the 60% earn-in, or by the end of the pre-exploitation license period, on any one particular project within the license area.

Avrupa considers the three license areas to be highly prospective for copper and zinc.  The Iberian Pyrite Belt (IPB) of Spain and Portugal reportedly hosts/hosted approximately 2 billion metric tonnes of massive sulfide material from over 85 known prospects, former producers, and presently producing mines, all located within the VS (Volcano-Sedimentary) rock formation that runs from Seville, Spain to near Lisbon, Portugal. Large mining operations in the IPB are currently located at Neves Corvo and Aljustrel in Portugal, and Rio Tinto, Aguas Tenidas, Magdalena, Sotiel, and Las Cruces in Spain.  Aznalcollar, in Spain, is currently in development status.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Pyrite Belt – Mines and deposits

Lisbon
Setubal
Badajoz
SPAIN
Madrid
PORTUGAL
Lisbon
Sevilla
Lagoa Salgada
Caveira
Lousal
Beja
Sines
Aljustrel
Sesmarias
S. Domingos
S. Telmo
Aracena
Aguas Tenidas
La Zarza
Rio Tinto
Tharsis
Sotiel
Aznalcollar
Los Frailes
Las Cruces
Sevilla
Neves Corvo
Odemira
Atlantic Ocean
Huelva
Faro
50 km

Producing Mine
Past Producer
Known Deposit
Iberian Pyrite Belt
Rail Line

- Las Cruces produced 73,643 tonnes of cathode copper in 2016.
- Aguas Tenidas produced 4.4 million tonnes of copper-zinc-lead-silver ore in 2016. Opened new Magdalena Mine and re-opened old Sotiel Mine.
- Neves Corvo produced 116,084 tonnes of copper and zinc in 2016.
- Aljustrel produced 28,000 tonnes of copper in 2016.
- The historic Rio Tinto re-opened in 2015. Production in 2016: 26,179 tonnes of copper; 434,000 oz silver.
- Aznalcollar being re-opened

More than 85 known deposits and ~2 billion mt of contained metal sulfides. Dwarfs the size of all other VMS districts in the world.

TSX.V: AVU
6
AVRUPA MINERALS

AVU projects in Portugal

AVRUPA MINERALS IN THE PYRITE BELT, PORTUGAL
The Pyrite Belt
Operating Mines
Historic Producers
Sesmarias Discovery
Aljustrel
Neves Corvo

- World class district
- Large land package
- Metal resource *in situ*
- Potential to increase resource
- Potential for fast mine startup
- New discoveries

- Alvalade
  Brownfields to Development
  - Lousal Mine
  - Caveira Mine
  - Sesmarias Discovery
  - Monte da Bela Vista
- Mertola
  Brownfields
  - São Domingos Mine
  - Chança Mine
- Marateca
  Greenfields
  - Pego do Altar Gossan
  - Serrinha Stockwork

TSX.V: AVU
7
AVRUPA MINERALS

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

QUARTERLY FINANCIAL CONDITION

Capital Resources

On March 26, 2018, the Company completed a non-brokered private placement by issuing 6,875,000 units at a price of $0.08 per unit for gross proceeds of $550,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 2 year period at a price of $0.12.

During the three months ended March 31, 2018, the Company granted a total of 1,840,000 stock options at an exercise price of $0.10 per share for a period of five years to its directors, officers, employees and consultants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants, finders’ warrants and options, along with the planned developments within the Company as well as with its JV partners will allow its efforts to continue throughout 2018. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at March 31, 2018, the Company had working capital of $356,227 (December 31, 2017 – $27,102). With respect to working capital, $597,360 was held in cash (December 31, 2017 - $182,794). The increase in cash was mainly due to the net proceeds from issuance of common shares while being offset by the general administrative expenses and exploration work expenses.

Operations

Excluding the non-cash depreciation of $Nil (2017 - $1,448) and share-based payment of $141,124 (2017 - $Nil), the Company’s general and administrative expenses amounted to $144,999 (2017 - $181,819), a decrease of $36,820 was mainly due to: (a) investor relations of $28,951 (2017 - $44,673); (b) professional fees of $48,601 (2017 - $51,778); and (c) travel of $8,520 (2017 - $21,729) as the Company has been conserving cash.

During the three months ended March 31, 2018, the Company expensed exploration costs totaling $279,382 including $102,450 on Alvito, $50,623 on Alvalade, $10,840 on Covas, $84,474 on other projects in Portugal, $26,024 on other projects in Kosovo, and $4,971 on others. During the three months ended March 31, 2017, the Company expensed exploration costs totaling $289,493 including $7,424 on Covas, $72,224 on Alvalade, $16,076 on Alvito, $112,099 on other projects in Portugal, $55,675 on other projects in Kosovo, and $25,995 on others

During the three months ended March 31, 2018, the Company reported a loss of $351,366 (2017 – $466,976), a decrease of $115,610.  This is a result of the increase in reimbursements from optionees.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totaling $34,569 (€21,787), including interest calculated at 5.635%, and maturing on April 5, 2022. The Company has not pledged any of its assets as security for loans other than $187,231 (€118,000) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR April 24, 2018 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at March 31, 2018:

	Issued and Outstanding
	March 31, 2018	May 25, 2018

Common shares outstanding	93,793,797	93,793,797
Stock options	8,085,000	8,085,000
Warrants	41,512,000	41,512,000
Finder's options	510,250	510,250
Warrants associated with finder's options	411,250	411,250
Fully diluted common shares outstanding	144,312,297	144,312,297

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis